UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR

PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

COMCAST CORPORATION

(Mark one):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2011.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from             to

Commission file number 001-32871

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

COMCAST SPECTACOR 401(k) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Comcast Corporation

One Comcast Center

Philadelphia, PA 19103-2838

COMCAST SPECTACOR 401(k) PLAN

Financial Statements as of December 31, 2011 and 2010 and for the Year Ended December 31, 2011;

Supplemental Schedules as of December 31, 2011;

and Report of Independent Registered Public Accounting Firm

COMCAST SPECTACOR 401(k) PLAN

NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator

Comcast Spectacor 401(k) Plan

Philadelphia, Pennsylvania

We have audited the accompanying statements of net assets available for benefits of the Comcast Spectacor 401(k) Plan (the “Plan”) as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets (held at year end) as of December 31, 2011 and (2) delinquent participant contributions for the years ended December 31, 2011, 2010 and 2009, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan’s management. These schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Philadelphia, Pennsylvania

June 26, 2012

COMCAST SPECTACOR 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2011 AND 2010

	December 31,
	2011	2010
ASSETS
Participant-directed investments, at fair value	$62,408,138	$56,170,440

Receivables:
Notes receivable from participants	1,672,211	1,322,136
Contributions receivable from participants	199,722	177,697
Contributions receivable from employer	135,980	123,937

	2,007,913	1,623,770

NET ASSETS AVAILABLE FOR BENEFITS	$64,416,051	$57,794,210

See accompanying notes to financial statements.

COMCAST SPECTACOR 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2011

Year Ended December 31, 2011
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income (loss):
Net appreciation (depreciation) in fair value of investments	$(2,845,305)
Dividends	1,736,476

Net investment income (loss)	(1,108,829)

Contributions:
Participant	5,739,322
Employer	3,744,728
Rollover	762,818

Total contributions	10,246,868

Interest income on notes receivable from participants	79,338

Total additions, net	9,217,377

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants	2,490,998
Administrative expenses	104,538

Total deductions	2,595,536

Net increase	6,621,841

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	57,794,210

End of year	$64,416,051

See accompanying notes to financial statements.

COMCAST SPECTACOR 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2011 AND 2010

1.	PLAN DESCRIPTION

General

The following description of the Comcast Spectacor 401(k) Plan (the “Plan”) provides only general information. Plan participants should refer to the Plan document for a complete description of the Plan’s provisions.

The effective date of the Plan is January 1, 1992. The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan covers “eligible employees,” who have completed the requisite hours of service, as defined in the Plan document, and have attained age 21. The following entities participate in the Plan, referred to collectively as “the Company”:

•	Comcast Spectacor, L.P. (Plan Sponsor or Plan Administrator)

•	Spectrum Arena Limited Partnership

•	Philadelphia Flyers, L.P.

•	Philadelphia 76ers, L.P.

•	Comcast-Spectacor Foundation

•	Flyers Skate Zone, L.P.

•	Global Spectrum, L.P.

•	Spectacor, Inc.

•	Patron Solutions, L.P.

•	FPS Rink, L.P.

•	Disson Skating, LLC

•	Pilots, Inc.

•	Ed Snider Youth Hockey Foundation

•	Front Row Marketing LP

•	Paciolan, Inc.

In October 2011, Comcast Spectacor sold the Philadelphia 76ers; however, they continue to participate in the Plan, as allowed by the Plan document.

Each participant may make a pretax contribution deferring not less than 1% or more than 100% of eligible compensation (as defined in the Plan document), subject to applicable Internal Revenue Service (“IRS”) limitations.

Effective January 1, 2005, the Company matching contribution formula provides a safe-harbor matching contribution on behalf of each participant who has made salary deferrals in the Plan year. This contribution is equal to 100% of the first 4% and 50% of the next 2% of the participant’s annual salary deferral contributions. This contribution shall be determined on an annual basis and shall be adjusted to the extent necessary after the end of each Plan year.

The Plan also provides for discretionary profit sharing contributions. There were no such contributions for the 2011 Plan year.

Each participant’s account is credited with the participant’s elective deferral contribution, an allocation of the Company’s contribution, if any, and Plan earnings, net of expenses. Allocations of Company matching contributions are based on participant elective deferrals to the Plan. Allocations of profit sharing contributions are in proportion to total compensation. Upon enrollment, or as requested from the Plan Administrator, participants can receive a description of each investment fund in the Plan Enrollment Guide.

Each participant has at all times a 100% non-forfeitable interest in the participant’s contributions and earnings attributable thereto. Company matching contributions for Plan years beginning on or after January 1, 2005 are fully and immediately vested. Company matching contributions for Plan years prior to January 1, 2005 vest according to years of service.

All benefits under the Plan are paid as lump-sum distributions. In-kind distributions are not provided for under the Plan.

The Trustee may make loans from the Plan to participants in accordance with the Plan document. Interest accrues at the rate of prime plus 2% as of the month the loan application is approved and all loans are to be repaid within five years unless the loan is used to acquire a principal residence, in which case the term may be longer.

Amounts contributed by the Company which are forfeited by participants as a result of the participants’ separation from service prior to becoming 100% vested may be used to pay Plan expenses including legal, consulting, education materials, etc. and/or to reduce the Company’s required contributions. Pending application of the forfeitures, the Company may direct the Trustee to hold the forfeitures in cash or under investment in a suspense account. There were no forfeitures applied to reduce Plan administrative expenses for the year ended December 31, 2011. Outstanding forfeitures not yet applied as of December 31, 2011 were $10,350.

Trustee

The Trustee for the Comcast stock held in the Plan is Benefit Trust Company. The Trustee for all other investment options is Reliance Trust Company (the “Trustee”). See Note 8. The Record-keeper for the Plan is ING Institutional Plan Services, LLC. Generally, all costs associated with administering the Plan are paid by the Plan administrator.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Plan are presented using the accrual basis of accounting. The Plan’s investments are stated at fair value. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. The value of the Comcast Stock Fund, which includes shares of Comcast Corporation Class A common stock (CMCSA) and a mutual fund account, is based on the fair market value of the stock held in the fund as well as the market value of the mutual fund on the last trading day of the Plan year. Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.

The change in fair value of assets during the year is measured by the difference between the fair value at year-end and the fair value at the beginning of the year and the impact of any purchases and/or sales during the year and is reflected in the Statement of Changes in Net Assets Available for Benefits as net appreciation (depreciation) in fair value of investments. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Benefits are recorded when paid.

Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the Statement of Net Assets Available for Benefits.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2010-06, Fair Value Measurements and Disclosures, which amends ASC 820, Fair Value Measurements and Disclosures, adding a new disclosure requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis. This requirement is effective for fiscal years beginning after December 15, 2010. The adoption in 2011 did not materially affect the Plan’s financial statements.

In May 2011, the FASB issued ASU No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs, which amends ASC 820. ASU No. 2011-04 clarifies the FASB’s intent about the application of existing fair value measurement and disclosure requirements under ASC 820. This ASU requires the categorization by level for items that are required to be disclosed, but not measured, at fair value. This ASU also requires additional disclosure of information about transfers between Level 1 and Level 2 of the fair value hierarchy and additional disclosure regarding the sensitivity of Level 3 measurements of fair value to changes in unobservable inputs and any interrelationships between those inputs. In addition, the ASU provides guidance on measuring the fair value of financial instruments managed within a portfolio and the application of premiums and discounts on fair value measurements. The new guidance is effective for reporting periods beginning after December 15, 2011. The adoption will not have a material effect on the Statement of Net Assets Available for Benefits and Statement of Changes in Net Assets Available for Benefits.

3.	INVESTMENTS

The fair market value of investments, held by the Plan, representing 5% or more of the Plan’s assets are identified below.

	December 31,
	2011	2010
Comcast Stock Fund	$4,696,246	$4,102,719
Mutual Funds:
EuroPacific Growth Fund—F Share	3,553,732	5,212,875
Washington Mutual Investors Fund—F Share	7,057,730	6,597,285
The Growth Fund of America—F Share	9,579,770	8,777,110
Dreyfus Premier Emerging Markets Fund	5,885,784	6,676,654
Baron Growth Fund	4,568,119	4,142,352
Janus Balanced Fund	4,786,918	4,282,732
Wells Fargo Advantage Government Securities Fund	5,902,322	3,446,246
Western Asset Government Money Market Exchange Class A	3,392,075	2,995,819
Royce Total Return Fund		3,108,326

During 2011, the Plan’s investments, including investments purchased and sold, as well as held during the year, appreciated (depreciated) in fair value as follows:

Comcast Stock Fund	$436,948
Mutual Funds:
International Stock Fund	(2,476,174)
Balanced Funds	(1,184,164)
Bond Fund	378,085

$(2,845,305)

4.	FAIR VALUE MEASUREMENTS

ASC 820 establishes a hierarchy that prioritizes fair value measurements based on the types of inputs used for the various valuation techniques. The levels of the hierarchy are described below:

Level 1	Consists of financial instruments whose values are based on quoted market prices for identical financial instruments in an active market.

Level 2	Consists of financial instruments that are valued using models or other valuation methodologies. These models use inputs that are observable either directly or indirectly and include:

	•	Quoted prices for similar assets or liabilities in active markets;

	•	Quoted prices for identical or similar assets or liabilities in markets that are not active;

	•	Pricing models whose inputs are observable for substantially the full term of the financial instrument;

	•	Pricing models whose inputs are derived principally from or corroborated by observable market data through correlation or other means for substantially the full term of the financial instrument.

Level 3	Consists of financial instruments whose values are determined using pricing models that use significant inputs that are primarily unobservable, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant judgment or estimation.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The valuation methodologies used for assets measured at fair value are as follows:

Mutual funds: Valued at the net asset value of shares held by the Plan at year end.

Common stock fund: Valued at the market value of the CMCSA stock and the cost plus accrued interest of certain short-term investments, which approximates their fair value, at year end.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The table below sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2011 and 2010:

Assets at Fair Value as of December 31, 2011

	Level 1	Level 2	Level 3	Total
Mutual Funds:
Balanced Funds	$42,074,151			$42,074,151
International Stock Fund	5,885,784			5,885,784
Bond Fund	9,751,957			9,751,957
Comcast Stock Fund		$4,696,246		4,696,246

Total investments at fair value	$57,711,892	$4,696,246	$	$62,408,138

Assets at Fair Value as of December 31, 2010

	Level 1	Level 2	Level 3	Total
Mutual Funds:
Balanced Funds	$39,783,361			$39,783,361
International Stock Fund	6,676,654			6,676,654
Bond Fund	5,607,706			5,607,706
Comcast Stock Fund		$4,102,719		4,102,719

Total investments at fair value	$52,067,721	$4,102,719	$	$56,170,440

5.	PLAN TERMINATION

Although no participating employer has expressed any intent to do so, each participating employer has the right under the Plan to discontinue its contributions and to terminate the Plan, with respect to its eligible employees, subject to the provisions of ERISA. Additionally, Comcast Spectacor, L.P. has the right to terminate the Plan. In the event of Plan termination, participants will become 100% vested in their accounts.

6.	FEDERAL TAX CONSIDERATIONS

a.	Income Tax Status of the Plan— In June 2009 the Plan received a determination letter from the IRS stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) subject to the adoption of an amendment which was adopted on August 14, 2009 and effective January 1, 2007. As a result, the Plan remains exempt from taxation. The Plan is required to operate in conformity with the Code to maintain its qualified status. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and no provision for income taxes has been included in the Plan’s financial statements.

b.	Impact on Plan Participants—Matching contributions and salary reduction contributions, as well as earnings on Plan assets, are generally not subject to federal income tax until distributed from a qualified plan that meets the requirements of Sections 401(a), 401(k) and 401(m) of the Code.

c.	Evaluation of Tax Position— In accordance with Accounting Standards Codification (ASC) 740-10-50-15 c – e, the Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2008.

7.	NON EXEMPT PARTY IN INTEREST TRANSACTIONS

For the Plan years 2011, 2010 and 2009 , the Company has not remitted certain participant contributions and loan repayments to the Trustee in a timely manner based on when the participant contributions and loan repayments were withheld from participant paychecks as required under Department of Labor Regulation §2510.3-102.

In February 2012 the Company filed IRS Form 5330 to report and pay an excise tax with respect to the 2010 and 2009 late remittances as required pursuant to Section 4975 of the Code. In addition, participant accounts were credited with the amount of investment income that would have been earned had the participant contributions been remitted on a timely basis. The Company is in the process of filing IRS Form 5330 to report and pay an excise tax with respect to the 2011 late remittances, and participant accounts will be credited with the amount of investment income that would have been earned had the participant contributions been remitted on a timely basis. Such amounts are not material to the Plan’s financial statements.

8.	SUBSEQUENT EVENTS

Effective March 9, 2012, the Plan changed its trustee from Reliance Trust Company to ING National Trust.

COMCAST SPECTACOR 401(k) PLAN

SCHEDULE H—PART IV—LINE 4i-SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2011

EIN 23-2303756

PLAN #004

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(e) Current Value
	Mutual Funds (at fair value)
	EuroPacific Growth Fund - F Share	Mutual fund	$3,553,732
	Washington Mutual Investors Fund - F Share	Mutual fund	7,057,730
	The Growth Fund of America - F Share	Mutual fund	9,579,770
	Baron Growth Fund	Mutual fund	4,568,119
	Cohen and Steers Realty Shares	Mutual fund	1,631,439
	Dreyfus Appreciation Fund	Mutual fund	1,425,296
*	ING GNMA Income Fund	Mutual fund	1,642,493
	Dreyfus US Treasury Long Term Fund	Mutual fund	1,865,802
	Dreyfus Premier Emerging Markets Fund	Mutual fund	5,885,784
	Janus Balanced Fund	Mutual fund	4,786,918
	Wells Fargo Advantage Government Securities Fund	Mutual fund	5,902,322
	Royce Total Return Fund	Mutual fund	3,194,448
*	Western Asset Government Money Market Exchange Class A	Money Market	3,392,075
*	T Rowe Price International Bond Advisor	Mutual fund	1,790,382
	American Century Vista Advisors	Mutual fund	890,457
	Pru, Jenn Resources	Mutual fund	98,634
	Pimco Real Return	Mutual fund	193,451
	T Rowe Price Retirement Target Funds	Mutual fund	253,040

			57,711,892

*	Comcast Stock Fund	Unitized stock fund	4,696,246

	Notes receivable from participants (principal balance plus accrued but unpaid interest)	Interest rates from 4.25%-10.25%; maturities from 2012-2041	1,672,211

			$64,080,349

*	Represents a party-in-interest to the Plan.

COMCAST SPECTACOR 401(k) PLAN

SCHEDULE H—PART IV—LINE 4a—SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

EIN 23-2303756

PLAN #004

	Total that Constitute Nonexempt Prohibited Transactions			Total Fully Corrected Under VFCP and PTE 2002-51
	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP

Participant Contributions Transferred Late to Plan for year ended 12/31/2011	$30,157	$—	$—	$—

Participant Contributions Transferred Late to Plan for year ended 12/31/2010	$48,218	$—	$—	$—

Participant Contributions Transferred Late to Plan for year ended 12/31/2009	$22,137	$—	$—	$—

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-101295 of Comcast Corporation on Form S-8 of our report dated June 26, 2012, relating to the statements of net assets available for benefits as of December 31, 2011 and 2010, the related statement of changes in net assets available for benefits for the year ended December 31, 2011 and the related supplemental Schedule H—Part IV—Line 4i-Schedule of Assets (Held at End of Year) as of December 31, 2011 and Schedule H—Line 4a—Schedule of Delinquent Participant Contributions for the years ended December 31, 2011, 2010 and 2009, which report appears in the December 31, 2011 Annual Report on Form 11-K of the Comcast Spectacor 401(k) Plan.

/s/ Deloitte & Touche LLP

Philadelphia, Pennsylvania

June 26, 2012

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

COMCAST SPECTACOR 401(k) PLAN

	By:	Comcast Corporation
June 26, 2012
	By:	/s/ Lawrence J. Salva

Lawrence J. Salva
Senior Vice President, Chief Accounting Officer and Controller